UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2026.

Commission File Number 001-41606

BRERA HOLDINGS PLC

(Translation of registrant’s name into English)

Connaught House, 5th Floor

One Burlington Road

Dublin 4

D04 C5Y6

Ireland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

INCORPORATION BY REFERENCE

This Report on Form 6-K shall be deemed to be incorporated by reference into the i) shelf registration statement on Form F-3 (Registration Number 333-276870) of Brera Holdings PLC, operating under the name Solmate Infrastructure (the “Company”) (NASDAQ: SLMT), a Solana-based crypto infrastructure company, filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) on February 5, 2024 and declared effective by the SEC on February 13, 2024 (the “Shelf Registration Statement”), and into each prospectus or prospectus supplement outstanding under the Shelf Registration Statement, the registration statement on Form F-3ASR (Registration Number 333-291657) of the Company, filed by the Company with the SEC on November 19, 2025 (the “Resale Registration Statement”), and into each prospectus or prospectus supplement outstanding under the Resale Registration Statement, and the registration statement on Form F-3 (Registration Number 333-297091) of the Company, filed by the Company with the SEC on June 29, 2026, and into each prospectus or prospectus supplement outstanding under such registration statement, and ii) registration statements on Form S-8 (File Nos. 333-269535 and 333-287999), in each case, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Appointment of Chairman

On July 9, 2026, the Board of Directors of the Company (the “Board”) appointed Erez Simha as Chairman of the Board, effective as of such date.

Director Appointment

The Board appointed Rafia Abdulla Mohamed Saeed AlMulla to serve as an independent director on the Board, effective as of July 7, 2026.

Ms. AlMulla has served as a director at Richie Rich Holding Ltd, a portfolio of multi-industry companies based in UAE, since 2020. Ms. AlMulla brings distinguished corporate leadership experience, including her past role as a managing board member at the Dubai Chambers Youth Council from 2015 to 2018. A credentialed corporate governance expert, Ms. AlMulla obtained a Professional Directorship Certificate from the Hawkamah Institute in 2020 and completed the UAE government’s Qiyadat Executive Leaders program in 2021. Ms. AlMulla holds a bachelor's degree with honors in business administration in real estate management from Higher Colleges of Technology issued in 2010 and a higher diploma with honors in marketing issued in 2009, and a professional certificate in microeconomics issued in 2020, from the Massachusetts Institute of Technology.

There are no other arrangements or understandings between Ms. AlMulla and any other person pursuant to which Ms. AlMulla was appointed as a director of the Company. There are also no family relationships between Ms. AlMulla and any director or executive officer of the Company, and Ms. AlMulla has no direct or indirect material interest in any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K.

Ms. AlMulla will participate in the Company’s standard non-employee director compensation arrangements. The Company will enter into its standard form of indemnification agreement with Ms. AlMulla.

Constitution of Board Committees

Pursuant to a meeting of the Board on July 9, 2026, the Board (i) appointed Ms. Abdulla as a member of the Audit Committee of the Board, with Mr. Simha serving as the Chair of such committee, (ii) appointed Ms. Abdulla and Mr. Simha as members of the Compensation Committee of the Board, with Mr. Simha serving as the Chair of such committee and (iii) appointed Ms. Abdulla and Mr. Simha as members of the Nominating and Corporate Governance Committee of the Board, with Ms. Abdulla serving as the Chair of such committee.

Change in Independent Registered Public Accounting Firm

On July 9, 2026, the Board approved the appointment of CBIZ CPAs P.C. (“CBIZ CPAs”) to replace Reliant CPA PC (“Reliant”) as the Company’s independent registered public accounting firm, effective as of such date.

From September 19, 2024, through June 22, 2026, the date of Reliant’s dismissal, there were (a) no disagreements (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) with Reliant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope. The audit report of Reliant on our consolidated financial statements as of and for the years ended December 31, 2025 and December 31, 2024 did not contain an adverse opinion or a disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles.

During the years ended December 31, 2025 and December 31, 2024, and subsequent interim period through July 9, 2026, there were: (i) no disagreements with Reliant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which if not resolved to Reliant’s satisfaction would have caused it to make reference thereto in connection with its reports on the financial statements for such years, (ii) no disagreements with Reliant on material weaknesses as reported in Item 15 in the Company’s annual report on Form 20-F for the year ended December 31, 2025, and (iii) no reportable events of the type described in Item 16F(a)(1)(v) of Form 20-F.

During the years ended December 31, 2025 and December 31, 2024, and subsequent interim period through July 9, 2026, neither the Company nor anyone acting on its behalf consulted with CBIZ CPAs with respect to (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered with respect to the Company’s consolidated financial statements, and no written report or oral advice was provided to the Company that CBIZ CPAs concluded was an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issue, or (ii) any matter that was the subject of any disagreement of the type described in Item 16F of Form 20-F or a reportable event of the type described in Item 16F(a)(1)(v) of Form 20-F.

The Company provided Reliant with a copy of the disclosures it is making in this Report on Form 6-K and requested that Reliant furnish it with a letter addressed to the U.S. Securities and Exchange Commission (“SEC”) stating whether or not Reliant agrees with the above disclosures and, if not, stating the respects in which Reliant does not agree. A copy of Reliant’s letter to the SEC is attached hereto as Exhibit 16.1 to this Report on Form 6-K.

Exhibit No.	Description
16.1	Letter of Reliant CPA PC to the Securities and Exchange Commission date July 13, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 13, 2026	BRERA HOLDINGS PLC

	By:	/s/ Ron Sade
Ron Sade
Chief Executive Officer

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